SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Alimera Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

016259202
(CUSIP Number)

David Johnson
Caligan Partners LP
780 Third Avenue, 30th Floor
New York, NY 10017
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 016259202	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 016259202	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned, as amended (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

In connection with the closing of the Merger on September 16, 2024 (the “Closing”), each share of the Issuer’s shares of Common Stock outstanding immediately prior to the Closing was cancelled and ceased to exist and converted into the right to receive (i) $5.50 in cash, without interest and (ii) one contingent value right representing the right to receive contingent cash payments subject to the achievement of certain milestones and the terms and conditions set forth in a contingent value rights agreement entered into between ANI and a rights agent (the consideration contemplated by (i) and (ii), together, the “Merger Consideration”).

In addition, pursuant to the terms of the Merger Agreement, at the Closing, each warrant to purchase shares of Common Stock issued by the Issuer (“Warrant”) that was outstanding as of immediately prior to the Closing was converted into the right to receive, upon exercise of such Warrant, the same Merger Consideration as such holder would have been entitled to receive if such holder had been, immediately prior to the Closing, the holder of the number of shares of Common Stock then issuable upon exercise in full of such Warrant without regard to any limitations on exercise contained therein.

Accordingly, as of the Closing, the shares of Common Stock and Warrants held by the Caligan Fund and Accounts were converted into the right to receive the Merger Consideration pursuant to the terms of the Merger Agreement, and the Reporting Persons no longer beneficially own any securities of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 5 of 6 Pages

(c)	Other than as described in Item 4 of this Amendment No. 5, no transactions in the shares of Common Stock were effected in the past sixty (60) days by the Reporting Persons.

(e)	September 16, 2024.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As a result of the Closing, the previously reported Derivative Agreements settled in accordance with their terms based on the Merger Consideration.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2024

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON